SECURITI 03011797 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51949

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CapRock Services, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

One Embarcadero Center, Suite 500
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

400 Parker Square, Suite 250-K (Address) **Flower Mound** (City) **Texas** (State) **75028** (Zip Code)

SEC MAIL RECEIVED PROCESSING
MAR 03 2003
WASH. D.C. SECTION

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith E. Ogden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CapRock Services, Ltd.**, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

ALAINA AUSTIN
Comm. # 1252936
NOTARY PUBLIC-CALIFORNIA
City & County of San Francisco
My Comm. Expires Feb. 15, 2004

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

To the Partners
CapRock Services, Ltd.

We have audited the accompanying statement of financial condition of CapRock Services, Ltd. as of December 31, 2002, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapRock Services, Ltd. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements and supplementary information have been prepared assuming that the Partnership will continue as a going concern. The Partnership has suffered recurring losses from operations, which raises substantial doubt about the Partnership's ability to continue as a going concern. Management's plans in regards to this matter include the contribution of additional capital. The financial statements and supplementary information do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
January 24, 2003

CAPROCK SERVICES, LTD.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$ 21,018
Equipment, net of accumulated depreciation of $10,306	11,203
Deposit	2,195
TOTAL ASSETS	$ 34,416

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accrued expenses	$ 10,300
Payable to Limted Partner	1,211
TOTAL LIABILITIES	11,511

Partners' Capital

Partners' Capital	22,905
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 34,416

See notes to financial statements.

CAPROCK SERVICES, LTD.
Statement of Income
Year Ended December 31, 2002

Revenue	
Consulting revenue	$ 59,676
Other revenue	54
TOTAL REVENUE	59,730
Expenses	
Compensation and related costs	65,733
Communications	20,284
Occupancy and equipment costs	35,619
Regulatory fees	15,162
Professional fees	87,252
Travel, meals and entertainment	62,100
Other expenses	12,499
TOTAL EXPENSES	298,649
NET LOSS	$ (238,919)

See notes to financial statements.

CAPROCK SERVICES, LTD.
Statement of Changes in Partners' Capital
Year Ended December 31, 2002

	General Partner	Limited Partner	Total
Balances at December 31, 2001	$ 62	$ 45,553	$ 45,615
Additional capital contributed	2,556	213,653	216,209
Net loss	(2,389)	(236,530)	(238,919)
Balances at December 31, 2002	$ 229	$ 22,676	$ 22,905

See notes to financial statements.

CAPROCK SERVICES, LTD.
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (238,919)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	4,054
Change in assets and liabilities:	
Decrease in receivable from General Partner	11,231
Decrease in deposit	6,820
Increase in accrued expenses	4,505
Decrease in payable to Limited Partner	(3,400)
Net cash used in operating activities	(215,709)
Cash flows from investing activities:	
Purchase of equipment	(2,500)
Cash flows from financing activities:	
Additional capital contributed	216,209
Net decrease in cash	(2,000)
Cash at beginning of year	23,018
Cash at end of year	$ 21,018

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

CAPROCK SERVICES, LTD.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

CapRock Services, Ltd. (the Partnership) was organized in February 1999 as a Texas limited partnership. The Partnership is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The general partner of the Partnership is CapRock Associates, LLC. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership. The Partnership terminates on January 1, 2049, unless sooner terminated or extended as provided in the partnership agreement.

The Partnership moved its principal office from Texas to California during 2002.

The Partnership provides communication and finder services and investment management consulting to investment management firms in connection with the placement of limited partnership interests.

Significant Accounting Policies:

Basis of Accounting

The Partnership operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Partnership's business is limited to the sale of tax shelters or limited partnership interests in primary or secondary markets and the raising of funds for hedge fund clients.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is calculated using accelerated methods over estimated lives of five years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenues

As compensation for the Partnership's communication and finder services, the Partnership is entitled to 20% of both the special profit allocation and the management fee allocated to the general partner from the capital account of each new investor for the fiscal year the new investor becomes a limited partner and for each of the next nine years. The special profit allocation to the general partner is 20% of the profit earned by the limited partners on an annual basis, paid in arrears. There were no special profit allocations due to the Partnership for 2002 as the limited partners incurred losses for the year. In addition, the management fees were waived due to these losses.

The Partnership's consulting fees were earned providing investment management consulting to investment management firms to which it provides finder services.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for income taxes has been made in the accompanying financial statements.

Note 2 - Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Partnership had net capital and net capital requirements of $9,507 and $5,000, respectively. The Partnership's net capital ratio was 1.21 to 1.

The Partnership had a net capital deficiency from approximately February 2002 to April 2002. Additional capital was contributed to correct the deficiency.

Note 3 - Equipment

Equipment is carried at a cost of $21,509, less accumulated depreciation of $10,306. Depreciation expense for the year totaled $4,054 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 4 - Subsequent Event

The Partnership received $40,000 in additional capital contributions during January 2003.

Schedule I

CAPROCK SERVICES, LTD.
Computation of Aggregate Indebtedness and
Net Capital Pursuant to Rule 15c3-1
December 31, 2002

Total partners' capital qualified for net capital	$ 22,905
Deductions and/or charges	
Non-allowable assets:	
Equipment, net	11,203
Deposit	2,195
Total deductions and/or charges	13,398
Net Capital	$ 9,507
Aggregate indebtedness	
Accrued expenses	$ 10,300
Payable to Limted Partner	1,211
Total aggregate indebtedness	$ 11,511
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 4,507
Ratio of aggregate indebtedness to net capital	1.21 to 1

Schedule II

CAPROCK SERVICES, LTD.
Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17a-5
As of December 31, 2002

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2002 (unaudited)		10,820
Audit adjustments:		
Increase in accrued expenses		(3,144)
Decrease in payable to Limted Partner		1,831
Net capital as computed on Schedule I	$	9,507

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

400 Parker Square • Suite 250-K • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
CapRock Services, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of CapRock Services, Ltd. (the Partnership) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder

BRAD A. KINDER, CPA

Irving, Texas
January 24 2003